HIKARI TSUSHIN, INC.

Hikari Tsushin, Inc.
HIKARI TSUSHIN, INC.
1-16-15 Minami-ikebukuro,
Toshima-ku, Tokyo 171-0022
Japan

RECEIVED
2004 JUL 12 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-4998

July 7, 2004

04035406

SUPPL

By Air Mail

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-4998/Hikari Tsushin, Inc.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ladies and Gentlemen:

On behalf of Hikari Tsushin, Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The documents that are enclosed are listed on Annex A and represent the information made public or distributed by the Company. In addition, we have enclosed herewith one copy of each of the documents listed in Annex A (or an English translation or summary thereof, if the original is not in English).

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 011-81-3-5951-3719, fax: 011-81-3-5951-3709, e-mail: koji_shibayama@po.hikari.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koji Shibayama
Manager, Investor and Public Relations
HIKARI TSUSHIN, INC.

Enclosures

PROCESSED
JUL 13 2004
THOMSON
FINANCIAL

dlw 7/13

HIKARI TSUSHIN, INC.

Information Distributed since March 18, 2004

Exhibit List

Documents Submitted Herewith in English Translation

1. Requirements of the Tokyo Stock Exchange

(a) Monthly Business Report: February 2004, Press Release, dated April 5, 2004 [in English translation].

(b) Personnel Change, Press Release, dated April 28, 2004 [in English translation].

(c) Revision of Business Performance Forecasts for FY2004.3, Press Release, dated May 13, 2004 [in English translation].

(d) Hikari Tsushin to Amend its Articles of Incorporation Regarding Acquisition of Treasury Stock, Press Release, dated May 20, 2004 [in English translation].

(e) Director Candidates for New Term, Press Release, dated May 20, 2004 [in English translation].

(f) Notice on Stock Option Plan by the Method of Subscription Rights for New Shares, Press Release, dated May 20, 2004 [in English translation].

(g) Personnel Change, Press Release, dated June 10, 2004 [in English translation].

(h) Consolidated Financial Report (the period ended March 31, 2004), dated May 20, 2004 [summary English translation].

(i) Non-consolidated Financial Report (the period ended March 31, 2004), dated May 20, 2004 [summary English translation].

2. Requirements of Japanese Law

(a) Notice of Convocation of the 17th Shareholders Meeting, dated June 9, 2004 [summary English translation].

(b) Notice of Resolution of the 17th Shareholders Meeting, dated June 24, 2004 [summary English translation].

# # #

Document 1-(a)

April 5, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Monthly Business Report: February 2004

1. Sales of mobile phone and retained subscriptions

The total number of consolidated mobile phones sold during February 2004 was 84,800 (New subscriptions: 36,700, Changing/replacing handsets: 48,100), a 3.0% decrease under the same month last year.

The number of consolidated retained mobile phone subscriptions at the end of January 2004 was 2,533,800, decreased by 1.4% from the preceding month.

(Sales of mobile phone)

	Total (Change over last yr.)	New	Changing
2003年10月	90,600 (100.6%)	39,700	50,900
2003年11月	86,600 (104.0%)	37,900	48,700
2003年12月	119,200 (103.8%)	52,900	66,300
2004年1月	93,000 (97.7%)	39,600	53,400
2004年2月	84,800 (97.0%)	36,700	48,100

(Mobile phone subscription retained)

2003/11	2,585,600
2003/12	2,562,000
2004/01	2,533,800

Note: Figures of mobile phone subscription retained are calculated one month after sales figures are confirmed.

2. Shops

The total number of shops selling mobile phones stood at 435 at the end of February 2004.

	Total	Specialized Shops				Non-specialized Shops	
		au	vodafone	TU-KA	Others	Roadside	In-shops
2003年10月	444	156	46	64	2	58	118
2003年11月	447	155	46	64	2	60	120
2003年12月	442	155	46	62	2	58	119
2004年1月	437	155	46	59	2	57	118
2004年2月	435	154	46	59	2	55	119

(Note)

The value of marketable securities held by Hikari Tsushin is not disclosed monthly from 2004.
The Company was disclosing such value until 2003 because fluctuation in value of marketable securities had significant impact on its earnings and those marketable securities were regarded as additional funds to repay interest-bearing debts. Now that the company has secured enough cash on hand to repay debts and the amount of marketable securities decreased, as the company was liquidating, to the level where the impact of fluctuation in value bears little significance on earnings.

# # #

Document 1 - (b)

PRESS RELEASE

April 28, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced that Kazuhiko Muraki, Director of Internet Media business, proposed to resign as director at the end of April 2004 and the company accepted his request today.

# # #

PRESS RELEASE

Document 1-(c)

May 13, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Revision of Business Performance Forecasts for FY2004.3

Hikari Tsushin, Inc. announced today that it revised its business forecasts for the Fiscal Year ending March 31, 2004, previously released on November 25, 2003. The following tables summarize the revision of business forecasts.

1. Consolidated Forecasts for Fiscal Year ending March 31, 2004 (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecast [A]	150,000	17,500	14,000	7,000
Revised Forecast [B]	145,000	16,900	19,000	10,000
Change [B-A]	(5,000)	(600)	5,000	3,000
Variance (%)	- 3.3%	- 3.4%	35.7%	42.9%
Previous FY Results	124,105	10,269	3,403	(7,922)

Consolidated Net sales and Operating Income are projected almost as planned while the company has expanded its sales force and services for SME clients in OA equipment business and continued to focus on cost efficiency in SHOP Business, Consolidated Ordinary Income is expected to exceed the previous forecast by 5 billion yen to 19 billion yen because of approximately 6 billion yen of gain from sales of marketable securities. With the projected increase in Ordinary Income and an extra-ordinary loss of 1.4 billion yen of provision for loss on investments, Consolidated Net Income is expected to exceed the previous forecast by 3 billion yen to 10 billion yen.

2. Non-Consolidated Forecasts for Fiscal Year ending March 31, 2004 (Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecast [A]	35,000	6,300	5,000	3,000
Revised Forecast [B]	33,500	6,000	10,000	2,300
Change [B-A]	(1,500)	(300)	5,000	(700)
Variance (%)	- 4.3%	- 4.8%	100.0%	- 23.3%
Previous FY Results	31,791	6,232	4,017	(7,686)

As for the non-consolidated forecasts, the parent company conducts only in a portion of SHOP business and as the cellular phone market is maturing, Net Sales and Operating Income are expected to slightly fall below the previous forecasts. Non-consolidated Ordinary Income is expected to exceed the previous forecast by 5 billion yen to 10 billion yen because of approximately 6 billion yen of gain from sales of marketable securities. With the projected increase in Ordinary Income and an extra-ordinary loss of 7.7 billion yen of provision for loss on investments, Non-consolidated Net Income is expected to fall below the previous forecast by 0.7 billion yen to 2.3 billion yen.

# # #

Document 1 - (a)

PRESS RELEASE

May 20, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Hikari Tsushin to Amend its Articles of Incorporation Regarding Acquisition of Treasury Stock

Hikari Tsushin, Inc. announced today that its Board of Directors resolved to submit a proposal, at the 17th annual shareholders meeting to be held on June 24, to amend its Articles of Incorporation. The amendment shall enable the company to purchase its own shares by resolution of its Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan. This amendment enables the company flexible and agile capital management in response to its business and financial condition.

(Note)
The above amendment is subject to shareholders' approval at the 17th annual shareholders meeting to be held on June 24, 2004.

# # #

PRESS RELEASE

May 20, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Director Candidates for New Term

Hikari Tsushin, Inc. announced candidates for a new board of directors to be nominated at the 17th annual shareholders meeting to held on June 24, 2004.

All four current directors will reach the end of their terms effective with the conclusion of the 17th annual shareholders meeting. Six candidates for the next term are named below.

Name		Current Position
Shigeta, Yaumitsu	(Reelection)	Representative Director, Chairman, and CEO
Tamamur, Takeshi	(Reelection)	Representative Director, President and COO
Gidoh, Koh	(Reelection)	Director, CAO
Yamada, Toshihiro	(Reelection)	Director, General Head Manager of Direct Sales Representative Director of IE Group, Inc.
Wada, Hideaki	(New)	General Head Manager of TM Business and SHOP Business Representative Director of Call to Web, Inc.
Saito, Masahide	(New)	General Head Manager of Financial Business Representative Director of Newton Financial Consulting, Inc.

# # #

PRESS RELEASE

May 20, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
President and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Notice on Stock Option Plan by the Method of Subscription Rights for New Shares

Hikari Tsushin, Inc. announced that it was resolved by the Board of Directors meeting held on May 20, 2004 to submit a proposal to ask for the approval on the issuance of the subscription rights for new shares as a stock option plan pursuant to the provisions of Articles 280-20 and 280-21 of the commercial code to the 17th Annual Shareholders Meeting of the company to be held on June 24, 2004 in the following manner;

1. Reasons for issuing subscription rights for new shares under especially favorable conditions to individuals other than the shareholders:

   We intend to provide subscription rights for new shares to heighten the will of the directors, employees and advisors of the Company and its subsidiaries for the enhancement of the business performance by unifying the interests of shareholders and the group's employees and increasing incentive of director and employee of the Company and its subsidiaries.

2. Details of subscription rights for new shares

   (1) Individuals to be granted subscription rights for new shares

   Directors, employees and advisors of the Company and its subsidiaries

   (2) Type and number of the shares to be issued in connection with the subscription rights for new shares

   Share of common stock of the Company not exceeding 500,000.
   The number of shares to be issued or transferred upon exercise of each subscription right shall be 100; provided, however in case the Company splits or consolidates the Company's shares, the following calculation formula will be applied to adjust the number of the shares to be issued. This adjustment shall be made for the number of shares for those which the subscription rights are not exercised at that time and the fraction less than one share rustling from the adjustment will be discarded.

   $$\text{Number of Shares After adjustment} = \text{Number of shares Before adjustment} \times \text{Split or consolidation ratio}$$

   (3) Total number of subscription rights for new shares
   Not exceeding 5,000

   (4) Issue price of subscription rights for new shares

No consideration shall be paid.

(5) Amount to be paid in upon exercise of subscription rights for new shares

The amount to be paid in upon exercise of subscription rights shall be the amount to be computed by multiplying the exercise price per share to be issued by the number of shares to be issued for each subscription right.

The exercise price shall be the amount calculated by multiplying the average closing price of the Company shares traded at Tokyo Stock Exchange on each day of the preceding month of the month when the date of issuance of subscription rights belongs to by 1.05. Fractions less than one yen will be raised.
However, if such price is lower than the closing price on the day of issuance of subscription rights (or the latest closing price if any trade was not done on that date), the closing price on the day of issuance of subscription rights for new shares shall be used.

When the Company splits or consolidates its shares after issuance of subscription rights for new shares, the following formula shall be applied to adjust the exercise price and fraction less than one yen resulting from the adjustment will be raised:

$$\text{Exercise Price After adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Split or consolidation ratio}}$$

(6) Period during which the subscription rights for new shares may be exercised

The subscription rights for new shares may be exercised for three years from the day two years after the date of issuance.

(7) Conditions of exercising subscription rights for new shares

a. If the group members who were granted subscription rights for new shares the right holders ceased to be director or employees of the Company or its subsidiaries, they are not able to exercise the subscription rights, except that there is exceptional condition under contract of subscription rights. If the right holders lost the position of director or employees of the Company or its subsidiaries before exercise period of subscription right, they may exercise subscription right for one year from the beginning date of exercise period. Also, if the right holders lost the position of director or employees of the Company or its subsidiaries during exercise period, they may exercise subscription rights for one year from the date of losing postion.

b. Subscription rights for new shares can be inherited in case of the death of individual granted the subscription rights.

c. Subscription rights can not be pledged.

d. Other conditions for exercise of subscription right shall be determined by the Board of Directors.

(8) Restriction on transfer of subscription rights for new shares.

Transfer of subscription rights for new shares shall require an approval of the Board of Directors of the Company.

(9) Causes and conditions resulting in termination of subscription rights for new shares

a. When any individual granted the subscription right becomes unable to exercise the right due to the conditions provided in aforementioned (8)-a before exercising the right, the Company may cancel the applicable subscription rights for new shares without any charge.

b. When the merger agreement resulting in the liquidation of the Company is approved or when a proposal on approval of stock exchange agreement or stock exchanges resulting in becoming a wholly owned subsidiary of other company is approved at the shareholder's meeting, the subscription rights for new shares may be cancelled without any charge by an approval of the Board of Directors.

Note: Above matters shall be subject to the approval of the proposal "Matters concerning issuance of subscription rights for new shares under especially favorable conditions to individual other than shareholders" at the 17th annual shareholders meeting to be held on June 24, 2004.

# # #

PRESS RELEASE

June 10, 2004

Hikari Tsushin, Inc. (TSE Code: 9435)
Chairman and CEO: Yasumitsu Shigeta
Investor and Public Relations Dept.
Tel: 81-3-5951-3718

Personnel Change

Hikari Tsushin, Inc. announced the following personnel change effective as of June 1, 2004.

Name	Previous Position	Current Position
Wada, Hideaki	General Head Manager of TM Business and SHOP Business	General Head Manager of TM Business
Sato, Mitsuteru	General Manager of SHOP Business	General Head Manager of SHOP Business

# # #

Consolidated Financial Report ----- The Period Ended March 31, 2004

May 20, 2004

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-6 Nishi-ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 5951-3709

1. Consolidated Financial Statement (Fiscal Year 2004.3: April 1, 2003 ～ March 31, 2004)

(1) Consolidated Operating Results

(Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
FY 2004.3	145,995 (17.6)	17,068 (66.2)	19,628 (476.8)
FY 2003.3	124,105 (—)	10,269 (—)	3,403 (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen	Yen	Yen	%	%	%
FY 2004.3	10,626 (—)	187.99	182.63	17.0	17.6	13.4
FY 2003.3	(7,922) (—)	(171.13)	—	(14.6)	2.3	2.7

① Equity in net losses of affiliates: FY 2004.3: -277 million yen FY2003.3: -2,102 million yen
② Weighted-Average Number of Common Shares Outstanding: FY 2004.3: 56,527,961 FY2003.3: 46,295,451
③ Changes in accounting procedure: Yes
④ Changes over previous year for FY2003.3 are not calculated because FY2002.3 was 7-month period due to change in fiscal year end.

(2) Consolidated Financial Conditions

(Millions of Yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
			%	Yen
FY 2004.3	101,068	71,748	71.0	1,248.57
FY 2003.3	122,078	53,028	43.4	1,026. 45

(Note) Number of consolidated outstanding shares at the end of fiscal year:
FY2004.3: 57,464,255 FY2003.3: 51,661,825 shares

(3) Consolidated Statement of Cash Flows

(Millions of Yen)

	Cash Flows in Ordinary Operations	Cash Flows in Investment Activities	Cash Flows in Financial Activities	Cash and its Equivalent Balance at the End of Period
FY 2004.3	15,010	2,115	(36,555)	10,337
FY 2003.3	8,180	5,819	(39,783)	29,669

(4) Regarding the Applicability of Consolidated Accounting and Equity Method
Consolidated Subsidiaries: 35 Non-consolidated subsidiaries applied on equity method: 0
Affiliates applied on equity method: 8

(5) Transfer in the Applicability of Consolidated Accounting and Equity Method
Consolidated: new 14 exception 3 Equity Method: new 3 exception 5

2. Estimates of Consolidated Business Performance (Fiscal Year 2005.3: April 1, 2004 ～ March 31, 2005)

(Millions of Yen)

	Sales	Operating Income	Ordinary Income	Net Income
Interim	70,000	7,200	7,200	5,000
Annual	155,000	18,000	18,000	11,500

(Reference) Estimated net income per share (Annual): 200. 12 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

1. Consolidated Financial Statements

1-1. Consolidated Balance Sheet

(Millions of Yen)

	FY 2003.3 (As of March 31, 2003)			FY 2004.3 (As of March 31, 2004)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
ASSETS			%			%
I Current Assets						
1. Cash and Bank Deposits		31,209			11,446	
2. Notes and Accounts Receivable–Trade		16,545			20,609	
3. Marketable Securities		431			314	
4. Inventories		2,580			2,209	
5. Accounts Receivable-Other		1,803			1,670	
6. Deferred Income Tax		631			1,783	
7. Other Current Assets		1,959			2,261	
8. Allowance for Doubtful Accounts		(1,302)			(550)	
Total Current Assets		53,857	44.1		39,743	39.3
II Fixed Assets						
1. Property and Equipments						
(1) Buildings and Structures	3,240			3,203		
Accumulated Depreciation	886	2,354		980	2,222	
(2) Machinery and Vehicles	38			44		
Accumulated Depreciation	29	9		33	11	
(3) Tools and Equipments	2,403			2,349		
Accumulated Depreciation	1,517	885		1,582	766	
(4) Land		2,248			2,275	
Total Property and Equipments		5,498	4.5		5,276	5.2
2. Intangible Assets						
(1) Consolidated Adjustment Accounts		981			774	
(2) Other intangible Assets		1,281			1,110	
Total Intangible Assets		2,263	1.9		1,885	1.9
3. Investments and Other Assets						
(1) Investment Securities		27,543			33,596	
(2) Long-term Loans		1,425			1,126	
(3) Investments in Capital		10,696			6,945	
(4) Lease Deposits		3,771			3,824	
(5) Delinquent Receivables		8,741			—	
(6) Claims under Bankruptcy		1,520			—	
(7) Bankrupt credits		—			5,165	
(8) Differed Income Taxes		26,425			18,689	
(9) Other Investments		2,536			2,487	
(10) Allowance for Loss on Investments		(14,212)			(12,166)	
(11) Allowance for Doubtful Accounts		(7,987)			(5,505)	
Total Investments and Other Assets		60,460	49.5		54,164	53.6
Total Fixed Assets		68,221	55.9		61,325	60.7
TOTAL ASSETS		122,078	100.0		101,068	100.0

(Millions of Yen)

	FY 2003.3 (As of March 31, 2003)		FY 2004.3 (As of March 31, 2004)	
	Amount	Comp. Ratio	Amount	Comp. Ratio
LIABILITIES		%		%
I Current Liabilities				
1. Notes and Accounts Payable-Trade	12,523		14,162	
2. Short-term Borrowings	3,094		1,719	
3. Current Portion of Bonds	28,736		200	
4. Accounts Payable-Others	3,934		4,377	
5. Income Tax Payable	301		1,055	
6. Accrued Bonuses	583		168	
7. Other Current Liabilities	2,924		3,509	
Total Current Liabilities	52,098	42.7	25,193	24.9
II Long-term Liabilities				
1. Bonds	9,080		3,300	
2. Long-term Borrowings	1,861		4	
3. Retirement Benefits for Directors and Auditors	76		84	
4. Other Long-term Liabilities	233		95	
Total Long-term Liabilities	11,251	9.2	3,485	3.4
TOTAL LIABILITIES	63,349	51.9	28,678	28.4
MINORITY INTERESTS	5,700	4.7	642	0.6
SHAREHOLDERS' EQUITY				
I Common Stock	50,542	41.4	53,347	52.8
II Additional Paid-in Capital	29,220	23.9	24,353	24.1
III Retained Earnings (Accumulated Losses)	(28,745)	(23.5)	(10,431)	(10.3)
IV Net Unrealized Holding Gains on Securities	1,808	1.5	4,371	4.3
V Foreign Currency Translation Adjustments	205	0.1	117	0.1
VI Treasury Stock, at cost	(3)	(0.0)	(10)	(0.0)
TOTAL SHAREHOLDERS' EQUITY	53,028	43.4	71,748	71.0
TOTAL LIABILITIES, MINORITY INTERESTS, AND SHAREHOLDERS' EQQUITY	122,078	100.0	101,068	100.0

1-2. Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2003.3 (April 2002 ~ March 2003)			FY 2004.3 (April 2003 ~ March 2004)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
			%			%
I Net Sales		124,105	100.0		145,995	100.0
II Cost of Sales		68,821	55.5		79,108	54.2
Gross Profit		55,284	44.5		66,887	45.8
III Selling, General and Administrative Expenses		45,015	36.2		49,819	34.1
Operating Income		**10,269**	**8.3**		**17,068**	**11.7**
IV Non-operating Income						
1. Interest Income	257			193		
2. Dividends Income	12			25		
3. Gain on Sales of Investment Securities	1,762			5,932		
4. Amortization of consolidation account adjustment	366			369		
5. Other Non-operating Income	351	2,749	2.2	462	6,983	4.8
V Non-operating Expenses						
1. Interest Expense	1,026			453		
2. Equity in Net Loss of Affiliates	2,102			277		
3. Loss on Investments in Capital	3,857			2,235		
4. Provision for Loss on Doubtful Accounts	1,182			322		
5. Cancellation Adjustment Expenses	132			—		
6. Others Non-operating Income	1,314	9,615	7.8	1,133	4,422	3.0
Ordinary Income		**3,403**	**2.7**		**19,628**	**13.4**

	FY 2003.3 (April 2002 ~ March 2003)			FY 2004.3 (April 2003 ~ March 2004)		
	Amount		Comp. Ratio	Amount		Comp. Ratio
Ⅵ Extra-ordinary Income						
1. Gain on Sales of Fixed Asset	18			1		
2. Gain on Sales of Investment Securities	246			805		
3. Gain Resulting from Change of Interest on Investments in Subsidiaries and Affiliates	136			—		
4. Gain on Redemption of Bonds	592			4		
5. Reversal of warrants	1,354			—		
6. Reversal of Doubtful Account	129			124		
7. Other Extra-ordinary Income	567	3,045	2.5	0	936	0.6
Ⅶ Extra-ordinary Losses						
1. Loss on Disposal and Sale of Fixed Asset	877			447		
2. Devaluation of Investment Securities	3,090			484		
3. Loss on Sale of Investment Securities	386			15		
4. Provision for Loss on Investments	3,425			1,649		
5. Impairment Loss on Goodwill	3,451			—		
6. Shop Closure Expenses due to merger of subsidiaries	1,225			—		
7. Litigation Settlement	—			1,018		
8. Other Extra-ordinary Losses	1,016	13,473	10.9	11	3,626	2.5
Net Income (Loss) Before Income Taxes		(7,024)	(5.7)		16,939	11.6
Income and Enterprise Taxes	496			1,222		
Past Period Taxes	1,100			—		
Deferred Income Taxes	(931)	665	0.5	5,057	6,279	4.3
Minority Interests (Loss)		232	0.2		32	0.0
Net Income (Loss)		**(7,922)**	**(6.4)**		**10,626**	**7.3**

1-3. Consolidated Statements of Retained Earnings

(Millions of Yen)

	FY 2003.3 (April 2002 ~ March 2003)		FY 2004.3 (April 2003 ~ March 2004)	
	Amount		Amount	
(Additional Paid-in Capital)				
I Balance of APIC at the beginning of the period		39,233		29,220
II Increase				
1. Increase due to issuance of common stock	2,497		79	
Increase due to exercise of convertible debentures	659		2,739	
2. Increase due to disposal of treasury stock	1	3,158	—	2,819
III Decrease				
1. Allocation of APIC to offset accumulated losses		13,171		7,686
IV Balance of APIC at the end of the period		29,220		24,353
(Retained Earnings)				
I Balance of Retained Earnings (Accumulated Losses) at the beginning of the period		(34,541)		(28,745)
II Increase				
1. Net Income	—		10,626	
2. Increase due to increase in consolidated subsidiaries	6		—	
3. Increase due to decrease in consolidated subsidiaries	18		—	
4. Increase due to decrease in affiliates under the equity method	596		—	
5. Increase due to merger	7		—	
6. Allocation of APIC to offset accumulated losses	13,171	13,799	7,686	18,313
III Decrease				
1. Net Loss	7,922		—	
2. Bonuses to Directors	26		—	
3. Decrease due to increase in affiliates under the equity method	37		—	
4. Decrease due to merger	17	8,003	—	—
IV Balance of Retained Earnings (Accumulated Losses) at the end of the period		(28,745)		(10,431)

1-4. Consolidated Statements of Cash Flows

(Millions of Yen)

Subject \ Consolidated Accounting Period	FY 2003.3 (April 2002 ~ March 2003)	FY 2004.3 (April 2003 ~ March 2004)
	Amount	Amount
I Operating Activities		
Income (Loss) before income taxes and minority interests	(7,024)	16,939
Depreciation and amortization	1,173	966
Amortization of consolidated account adjustment	4,220	393
Allowance for doubtful accounts	(4,272)	(22)
Allowance for loss in investment	8,795	1,838
Interest and dividends income	(269)	(218)
Interest expense	1,026	453
Loss on sales of investments in securities	(1,622)	(6,722)
Loss on devaluation of investments in securities	3,090	484
Loss on investments in capital	3,857	2,235
Equity in net loss of affiliates	2,102	277
Loss on sale and disposal of property and Equipment, net	858	446
Gain resulting from change of interest on investments in subsidiaries and affiliates	(136)	—
Gain on redemption of bonds	(592)	(4)
Reversal of warrants	(1,354)	—
Bad debt loss	132	—
Litigation Settlement	—	1,018
Notes and accounts receivable	(1,646)	(5,795)
Inventories	(1,129)	407
Accounts receivable – other	(1,453)	547
Accounts payable – trade	3,266	3,339
Accounts payable – other	(1,767)	102
Consumption taxes receivable	163	—
Other current assets	479	(1,673)
Other current liabilities	1,545	758
Other cash-flow from operating activities	1,196	968
Subtotal	10,638	16,737
Interest and dividend received	348	85
Interest paid	(875)	(442)
Income tax paid	(1,930)	(669)
Tax refund	—	318
Litigation Settlement	—	(1,018)
Net cash provided by Operating Activities	8,180	15,010

Consolidated Accounting Period	FY 2003.3 (April 2002 ~ March 2003)	FY 2004.3 (April 2003 ~ March 2004)
	Amount	Amount
Ⅱ Investing Activities		
Purchases of marketable securities	(78)	—
Purchases of property and equipment	(272)	—
Proceeds from sale of property and equipment	133	—
Purchases of intangible assets	(343)	—
Proceeds from sale of intangible assets	102	—
Purchases of property, equipment and intangible assets	—	(862)
Proceeds from sale of property, equipment and intangible assts	—	24
Purchases of investment securities	(5)	(7,331)
Proceeds from sale of investment securities	3,792	9,533
Purchases of shares in subsidiaries	(68)	(747)
Sale of shares in subsidiaries	176	65
Expenditure from purchase of shares in subsidiaries resulting change in consolidated subsidiaries	(1,328)	—
Proceeds from purchase of shares in subsidiaries resulting change in consolidated subsidiaries	40	—
Increase in investments in capital	(0)	(293)
Decrease in investments in capital	294	2,098
Increase in short-term loans receivable	(815)	—
Decrease in short-term loans receivable	1,748	—
Increase in long-term loans receivable	(122)	—
Decrease in long-term loans receivable	170	—
Increase in loans receivable	—	(139)
Decrease in loans receivable	—	308
Increase in lease deposits	(309)	(760)
Decrease in lease deposits	1,374	526
Other investing activities	1,329	(307)
Net cash provided by investment activities	5,819	2,115
Ⅲ Financing Activities		
Proceeds from short-term borrowings	108	200
Payment of short-term borrowings	(414)	(306)
Proceeds from long-term debt	95	—
Payment of long-term debt	(6,531)	(3,118)
Redemption of bonds	(37,926)	(28,752)
Proceeds from issuance of common stock	4,863	129
Proceeds from sale of common stock of subsidiaries to minority shareholders	—	(4,699)
Purchases of treasury stock	(2)	(7)
Retirement of treasury stock	24	—
Net cash used in financing activities	(39,783)	(36,555)
Ⅳ Effect of exchange rate changes on cash and cash equivalents	(19)	(76)
Ⅴ Net Decrease in cash and its equivalents	(25,802)	(19,506)
Ⅵ Cash and cash equivalents at beginning of the year	55,232	29,669
Ⅶ Increase in cash and cash equivalents arising from increase in consolidated subsidiaries	315	173
Ⅷ Decrease in cash and cash equivalents arising from decrease in consolidated subsidiaries	(135)	—
Ⅸ Cash and cash equivalents of merged companies	60	—
Ⅹ Cash and cash equivalents at end of the year	29,669	10,337

2. Segment information

Segment Information by the type of Business

Segment	Main Line of Business
SHOP Business	Sales of mobile phones through sales outlets mainly for consumers
Enterprise Business	Sales of copier, facsimile, business phone, Internet related services, My-Line and other services for corporate users
Others	Sales of non-life insurance, management of venture capital funds

2-1. Segment Information by the Type of Business

(1) FY 2004.3 (April 2003 ~ March 2004)

(Millions of yen)

	SHOP Business	Enterprise Business	Others	Combined total	Elimination or corporate	Consolidated
Ⅰ. Sales and operating profit						
Sales						
(1)Customers	82,863	58,919	4,212	145,995	—	145,995
(2)Intersegment	650	1,236	—	1,887	(1,887)	—
Total	83,513	60,156	4,212	147,883	(1,887)	145,995
Operating expense	75,414	53,490	3,524	132,429	(3,502)	128,927
Operating profit (loss)	8,099	6,666	688	15,453	1,614	17,068
Ⅱ. Assets, depreciation, and capital expenditure						
Assets	19,952	26,411	3,042	49,406	51,662	101,068
Depreciation	343	248	91	683	282	986
Capital expenditure	275	213	62	551	311	862

1 . Business segmentation method: Market relatedness is considered to classify the businesses.

2 . The erasure or under absorbed operating expenditure in the total operating expenditure, such as the operation consignment fee, all sorts of expenditure on general affairs and accounting, amounted 3,904 million yen.

3 . The amount of total assets, mainly including idle funds applied (cash/deposits/marketable securities), long-term I nvestment funds (investment securities and investment capital), and assets corresponding to the executive branch, in the entire group amounted 56,958 million yen.

(2) FY 2003.3 (April 2002 ~ March 2003)

(Millions of yen)

	SHOP Business	Enterprise Business	Others	Combined total	Elimination or corporate	Consolidated
Ⅰ. Sales and operating profit						
Sales						
(1)Customers	71,478	50,521	2,105	124,105	—	124,105
(2)Intersegment	41	153	—	194	(194)	—
Total	71,519	50,674	2,105	124,299	(194)	124,105
Operating expense	64,808	48,172	2,074	115,056	(1,220)	113,836
Operating profit (loss)	6,710	2,502	30	9,243	1,025	10,269
Ⅱ. Assets, depreciation, and capital expenditure						
Assets	18,592	41,992	3,863	64,448	57,630	122,078
Depreciation	346	301	109	758	414	1,173
Capital expenditure	219	138	2	359	142	501

2-2. Segment Information by Region

Segment information by region is omitted because the domestic sales and assets exceed 90% of the total sales of all segments and assets.

2-3. Foreign Sales

Foreign sales resulted less than 10% of the consolidated sales, and it is excluded.

May 20, 2004

Non-Consolidated Financial Report ----- The Period Ended March 31, 2004

Company Name: HIKARI TSUSHIN, INC.
Code No.: 9435 Tokyo Stock Exchange – First Section
Corporate Headquarters: 2-29-16 Nishi-Ikebukuro, Toshima-ku, Tokyo, Japan
Investor Relations: Tel: +81 3 5951-3718 Fax: +81 3 5951-3709

1. Non-Consolidated Financial Statement (Fiscal Year 2004.3: April 1, 2003～March 31, 2004)

(1) Non-Consolidated Operating Results (Millions of yen, Except Per Share Data)

	Sales (%: Change over previous year)	Operating Income (%: Change over previous year)	Ordinary Income (%: Change over previous year)
FY 2004.3	34,496 (8.5)	6,011 (-3.5)	10,009 (149.1)
FY 2003.3	31,791 (—)	6,232 (—)	4,017 (—)

	Net Income (% Change)	Net Income Per Share	Diluted Net Income Per Share	Return on Equity	Ordinary Income/ Total Assets	Ordinary Income/ Net Sales
	Millions of yen	Yen	Yen	%	%	%
FY 2004.3	2,431 (—)	43. 02	41. 79	3.0	8.7	29.0
FY 2003.3	(7,686) (—)	(166. 00)	—	(10.1)	2.7	12.6

(Note)
① Weighted-Average Number of Common Shares Outstanding : FY2004.3: 58,187,293 FY2003.3: 46,303,401
② Change in Accounting Procedure: None
③ Changes over previous year for FY2003.3 are not calculated because FY2002.3 was 7-month period due to change in fiscal year end.

(2) Dividends

	Dividends Per Share	Interim	Annual	Total Dividends	Dividends Payout Ratio	Dividends Payment/ Shareholders' Equity
	Yen	Yen	Yen	Millions of Yen	%	%
FY 2004.3	30. 00	0. 00	30. 00	1,723	69. 7	2. 0
FY 2003.3	0. 00	0. 00	0. 00	—	—	—

]
(3) Non-Consolidated Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity /Total Assets	Shareholders' Equity Per Share
	Millions of Yen	Millions of Yen	%	Yen
FY 2004.3	105,814	85,064	80.4	1,480. 30
FY 2003.3	123,579	74,505	60.3	1,442. 17

(Note)
① Common Stock Issued and Outstanding: March 31, 2004: 57,464,255 March 31, 2003.3: 51,661,825
② Treasury Stock: March 31, 2004: 5,287 March 31, 2003.3: 3,056

2. Estimates of Non-Consolidated Business Performance(FY 2005.3: April 1, 2004～March 31, 2005)

(Millions of Yen)

	Sales	Operating Profit	Ordinary Income	Net Income	Dividends Per Share Interim	Dividends Per Share Annual	
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim	14,500	2,300	2,300	1,400	0. 00	0. 00	0. 00
Annual	28,000	4,400	4,400	2,500	0. 00	30. 00	30. 00

(Reference) Estimated net income per share (Annual): 43. 51 yen

Forward-looking statements are based on Hikari Tsushin's current expectations, which have been deprived from information that is available to it currently, and involve a number of risks and uncertainties. Actual results may differ significantly from these "forward-looking" statements.

Non-Consolidated Financial Statements

1-1. Non-Consolidated Balance Sheet

(Millions of Yen)

	FY 2003.3 (As of March 31, 2003)			FY 2004.3 (As of March 31, 2004)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
ASSETS			%			%
1. Current Assets						
1. Cash and Bank Deposits		3,432			1,471	
2. Accounts Receivable-Trade		4,270			4,188	
3. Marketable Securities		97			—	
5. Inventories		216			1	
6. Stored goods		41			20	
7. Advance		68			60	
8. Prepaid Expense		182			253	
9. Deferred Income Tax		103			99	
10. Short-term Loans Receivable		1,778			1,963	
11. Accounts Receivable-Other		2,572			5,136	
12. Other Current Assets		234			659	
		(83)			(80)	
Total Current Assets		12,913	10.4		13,772	13.0
II. Fixed Assets						
(1) Property, Plants and Equipments						
1. Buildings	1,615			1,563		
Accumulated Depreciation	385	1,229		405	1,158	
2. Structures	35			20		
Accumulated Depreciation	20	14		12	7	
3. Vehicles	27			27		
Accumulated Depreciation	20	7		22	4	
4. Tools and Equipments	1,373			1,224		
Accumulated Depreciation	948	425		886	337	
5. Land		2,153			2,180	
Total Property, Plants and Equipments		3,830	3.1		3,688	3.5
(2) Intangible Assets						
1. Goodwill		14			9	
2. Software		481			477	
3. Telephone Subscription Rights		123			121	
Total Intangible Assets		620	0.5		608	0.6

	FY 2003.3 (As of March 31, 2003)			FY 2004.3 (As of March 31, 2004)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
(3) Investments and Other Assets						
1. Investments Securities		22,403			31,114	
2. Investments in Affiliates-Stocks		60,872			53,434	
3. Investments in Affiliates-Bonds		714			—	
4. Investments in Capital		10,627			6,912	
5. Long-term Loans		173			132	
6. Long-term Loans-Employees		53			72	
7. Long-term Loans-Affiliates Company		17,612			5,283	
8. Delinquent Receivables		8,732			—	
9. Claims under bankruptcy		234			—	
10. Bankrupt credits		—			3,988	
11. Long-term Prepaid Expense		26			20	
12. Deferred Income Taxes		25,515			18,277	
13. Trade Deposits		639			639	
14. Lease Deposits		2,641			3,052	
15. Other Investments		738			236	
16. Allowance for Loss on Investments		(35,231)			(31,082)	
17. Allowance for Doubtful Accounts		(9,538)			(4,338)	
Total Investments and Other Assets		106,214	86.0		87,744	82.9
Total Fixed Assets		110,665	89.6		92,042	87.0
TOTAL ASSETS		123,579	100.0		105,814	100.0

	FY 2003.3 (As of March 31, 2003)			FY 2004.3 (As of March 31, 2004)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
LIABILITIES			%			%
I. Current Liabilities						
1. Accounts Payable-Trade		1,677			1,037	
2. Short-term Loans to Affiliates		—			8,662	
3. Current Portion of Long-term Debt		2,882			1,700	
4. Current Portion of Bonds		28,736			200	
5. Accounts Payable-Others		2,826			4,131	
6. Accrued Expenses		153			35	
7. Income Tax Payable		30			12	
8. Advance		135			—	
9. Deposits Received		379			420	
10. Accrued Bonuses		159			20	
11. Stock Purchase Warrants		49			35	
12. Other Current Liabilities		258			185	
Total Current Liabilities		37,289	30.2		16,441	15.5
II. Long-term Liabilities						
1. Bonds		4,048			3,748	
2. Convertible Debentures		5,480			—	
3. Long-term Borrowings		1,700			—	
4. Retirement Benefits for Directors and Officers		76			84	
5. Other Long-term Liabilities		479			475	
Total Long-term Liabilities		11,784	9.5		4,308	4.1
TOTAL LIABILITIES		49,074	39.7		20,750	19.6
SHAREHOLDERS' EQUITY						
I. Common Stock		50,542	40.9		53,347	50.4
II. Additional Paid-In Capital		29,773	24.1		24,906	23.5
III. Retained Earnings						
(1) Unappropriated Earnings (Losses)		(7,686)			2,431	
Total Retained Earnings (Losses)		(7,686)	(6.2)		2,431	2.3
IV. Net Unrealized Holding Gains on Securities		1,878	1.5		4,389	4.2
V. Treasury Stock, at cost		(3)	(0.0)		(10)	(0.0)
TOTAL SHAREHOLDERS' EQUITY		74,505	60.3		85,064	80.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		123,579	100.0		105,814	100.0

1-2. Non-Consolidated Profit and Loss Statement

(Millions of Yen)

	FY 2003.3 (April 2002 ~ March 2003)			FY 2004.3 (April 2003 ~ March 2004)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
I Sales			%			%
1. Sales Commissions	19,528			17,750		
2. Service Commissions	4,249			6,063		
3. Merchandise Sales	8,014	31,791	100.0	10,682	34,496	100.0
II Cost of Sales						
(1) Costs of Merchandise Sales						
1. Merchandise-Opening Balance	0			216		
2. Purchases	11,772			11,276		
Total	11,773			11,493		
3. Merchandise-Closing Balance	216	11,557	36.4	1	11,491	33.3
Gross Profit		20,234	63.6		23,004	66.7
III Selling, General and Administrative Expenses						
1. Sales Commissions	8,134			11,001		
2.Provision for Doubtful Accounts	37			35		
3. Directors' and Auditors' Remuneration	74			75		
4. Salaries	1,892			1,835		
5. Bonuses	164			88		
6. Provision for Accrued Bonuses	159			20		
7. Provision for Retirement Benefits for Directors and Auditors	12			13		
8. Welfare Expenses	258			230		
9. Traveling Expenses	146			307		
10. Communication Expenses	105			167		
11. Rental Expenses	1,325			1,385		
12. Advertising Expenses	48			23		
13. Tax and Public Charge	53			45		
14. Depreciation Expenses	502			394		
15. Outsourcing Fees	219			15		
16. Other Expenses	866	14,002	44.0	1,353	16,993	49.3
Operating Income		**6,232**	**19.6**		**6,011**	**17.4**
IV Non-Operating Income						
1. Interest Income	496			313		
2. Interest Income from Securities	145			172		
3. Dividends Income	434			368		
4. Gain on Sale of Investment Securities	1,757			6,093		
5. Rent Receivable	489			630		
6. Cancellation Adjustment Income	99			—		
7. Miscellaneous Revenue	394	3,816	12.0	517	8,096	23.5
V Non-Operating Expenses						
1. Interest Expenses	147			80		
2. Interest Expense-Bonds	750			397		
3. Provision for Doubtful Accounts	382			140		
4. Loss on Investments in Capital	3,857			2,234		
5. Rental Expenses	—			430		
6. Cancellation Adjustment Expenses	120			—		
7. Miscellaneous Losses	772	6,031	19.0	814	4,097	11.9
Ordinary Income		**4,017**	**12.6**		**10,009**	**29.0**

	FY 2003.3 (April 2002 ~ March 2003)			FY 2004.3 (April 2003 ~ March 2004)		
		Amount	Comp. Ratio		Amount	Comp. Ratio
Ⅵ Extra-ordinary Income						
1. Gain on Sales of Fixed Assets	0			—		
2. Gain on Sales of Investment Securities	55			11		
3. Gain on Sales of Investments in Affiliates-Stocks	—			262		
4. Gain on Redemption of Bonds	592			4		
5. Reversal of Warrants	1,354			—		
6. Reversal of Allowance for Doubtful Accounts	121			42		
7. Reversal of Doubtful Account	—			4,797		
8. Other Extra-ordinary Income	129	2,252	7.1	—	5,118	14.8
Ⅶ Extra-ordinary Losses						
1. Previous Period Adjustment	2,340			—		
2. Loss on Disposal and Sale of Fixed Asset	354			31		
3. Loss on Sales of Investment Securities	356			22		
4. Loss on Sales of Stocks-Affiliates	281			—		
5. Devaluation of Investment Securities	4,594			371		
6. Provision for Loss on Investment Securities	5,934			7,700		
7. Other Extra-ordinary Losses	—	13,861	43.6	236	8,362	24.2
Net Income (Loss) Before Income Taxes		(7,591)	(23.9)		6,766	19.6
Income and Enterprise Taxes	(502)			(1,317)		
Deferred Income Taxes	597	94	0.3	5,651	4,334	12.6
Net Income (Loss)		**(7,686)**	**(24.2)**		**2,431**	**7.0**
Retained Earnings at beginning of the period		—			—	
Retained Earnings at end of the period		(7,686)			2,431	

1-3. Statement of Profit (Loss) Appropriations

(Millions of Yen)

	FY 2003.3 (April 2002 ~ March 2003)		FY 2004.3 (April 2003 ~ March 2004)	
	Amount		Amount	
Ⅰ Unappropriated Eanings (Losses)		(7,686)		2,431
Ⅱ Appropriation of Earnings (Losses)				
1. Reversal of Additional Paid-In Capital	7,686		—	
2. Dividends	—	7,686	1,723	1,723
Ⅲ Surplus Profit Carried Forward to The Following Term		—		707

Document 2 - (a)

Notice of Convocation of the 17th Shareholders Meeting

June 9, 2004

Notice to Shareholders

Hikari Tsushin, Inc.
President & CEO, Yasumitsu Shigeta

Purpose of the Meeting

1. Reporting of Results of Operation for FY2004.3; Balance Sheet, and Profit and Loss Statements

2. Approval of the following agenda
   (1) Approval on profit appropriation for FY2004.3
   (2) Amendment to the Articles of Incorporation
   (3) Appointment of 6 directors
   (4) Introduction of stock option scheme base on advanced condition of new stock reservation right.

# # #

Document 2-(b)

<u>Notice of Resolutions of the 17th Shareholders Meeting</u>

June 24, 2004

Notice to Shareholders

Hikari Tsushin, Inc.

President & CEO, Yasumitsu Shigeta

The following agenda were approved at the 17th Shareholders Meeting on June 24, 2004.

Approved Agenda:

(1) Approval on profit appropriation for FY2004.3

(2) Amendment to the Articles of Incorporation

(3) Appointment of 6 directors

(4) Introduction of stock option scheme base on advanced condition of new stock reservation right.

# # #